Ex.77E

LEGAL PROCEEDINGS

1. 	Tribune Company

In November 2010, Harbor Mid Cap Value Fund was named as a defendant and a putative member of the proposed defendantclass of shareholders in the case entitled Official Committee of Unsecured Creditors of the Tribune Company v. FitzSimons,et al. (In re Tribune Company) as a result of its ownership of shares in the Tribune Company (Tribune) in 2007 when Tribune effected a leveraged buyout transaction (LBO) by which Tribune converted to a privately-held company. In its complaint, the Unsecured Creditors Committee (the UCC) has alleged that, in connection with the LBO, insiders and major shareholders were overpaid for their Tribune stock using financing that the insiders knew would, and ultimately did, leave the Tribune insolvent.
The UCC has asserted claims against certain insiders, major shareholders, professional advisers, and others involved in the LBO, and is attempting to obtain from these individuals and entities the proceeds paid out in connection with the LBO. This adversary proceeding in the Bankruptcy Court has been stayed pending further order of the Bankruptcy Court.

In June 2011, another group of Tribune creditors, not including the UCC, filed multiple actions involving state law constructive fraudulent conveyance claims against former Tribune shareholders.
Harbor Mid Cap Value Fund also has been named in one or more of these suits.

None of these lawsuits allege any wrongdoing on the part of Harbor Mid Cap Value Fund. Harbor Mid Cap Value Fund held shares of
Tribune and tendered these shares as part of Tribunes LBO.
The value of the proceeds received by the Harbor Mid Cap Value Fund was $299,000. The Harbor Mid Cap Value Funds cost basis in the shares of Tribune was approximately $262,000. At this stage of the proceedings, Harbor Mid Cap Value Fund is not able to make a reliable predication as to the outcome of these lawsuits.

2.	Lyondell Chemical Company

In October 2011, Harbor Capital Advisors, Inc. (Harbor Capital) was named as a defendant in two cases: Edward S. Weisfelner, as Trustee of the LB Creditor Trust, v. Morgan Stanley & Co., Inc., et al. and Edward S. Weisfelner, as Litigation Trustee of the LB Litigation Trust, v. A. Holmes & H. Holmes TTEE, et al.
Both cases are related to the bankruptcy of Lyondell Chemical Company (In re Lyondell Chemical Company, et al.).

Similar to the claims made in the Tribune matter, the Weisfelner complaints seek to have set aside and recovered as fraudulent transfers from former Lyondell Chemical Company (Lyondell) shareholders the consideration paid to them pursuant to the cash out merger of Lyondell shareholders in connection with the combination of Lyondell and Basell AF in 2007. Lyondell filed for bankruptcy in 2008. Harbor Mid Cap Value Fund was the sole client of Harbor Capital that owned shares of Lyondell and received consideration at the time of the merger.

None of these lawsuits allege any wrongdoing on the part of Harbor Mid Cap Value Fund. Harbor Mid Cap Value Fund received approximately $1.439 million in cash proceeds from the cash out merger. Harbor Mid Cap Value Funds cost basis in the shares of Lyondell was approximately $931,000. At this stage of the proceedings, Harbor Mid Cap Value Fund is not able to make a reliable predication as to the outcome of these lawsuits.